EXHIBIT 12.1

			2007 Periods			2008 Periods
	First Predecessor		First Predecessor	Second Predecessor	Combined	Second Predecessor	Successor	Combined	Successor	Successor
	Year Ended December 31, 2006		January 1, 2007 through January 30, 2007	January 31, 2007 through December 31, 2007	Year Ended December 31, 2007	January 1, 2008 through December 14, 2008	December 15, 2008 through December 31, 2008	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
					(Unaudited)			(Unaudited)

Income before income tax expense (benefit)	$15,604		$(15,442)	$(2,871)	$(18,313)	$(54,010)	$(3,900)	$(57,910)	$(67,011)	$(195,221)
Less: Equity income	-		-	-	-	-	-	-	-	-
Plus: Fixed charges	2,133		437	29,859	30,296	40,900	2,548	43,448	58,906	44,501

Earnings available for fixed charges	17,737		(15,005)	26,988	11,983	(13,110)	(1,352)	(14,462)	(8,105)	(150,720)

Fixed charges
Interest	1,662		283	34,120	34,403	46,081	2,436	48,517	61,838	67,436
Less: Cancellation of debt	-		-	(5,107)	(5,107)	(7,362)	-	(7,362)	(4,219)	(24,424)
Interest component of rental expense	471		154	846	1,000	2,181	112	2,293	1,287	1,489

Total fixed charges	2,133		437	29,859	30,296	40,900	2,548	43,448	58,906	44,501
Ratio of earnings to fixed charges	8.32	x	-	-	-	-	-	-	-	-

(1)	Earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest, amortization of debt discounts, premiums and issuance costs. For the period January 1, 2007 to January 30, 2007 (predecessor 1), January 31, 2007 to December 31, 2007 (predecessor 2), January 1, 2008 to December 14, 2008 (predecessor 2), December 15, 2008 to December 31, 2008 (successor), for the year ended December 31, 2009, and for the year ended December 31, 2010, fixed charges exceeded earnings by $15,422, $2,871, $54,010, $3,900, $67,011, and $195,221, respectively.